Exhibit I
Page 1 of 14

$\frac{So}{5/4/04}$

UF 4-29-04



04016877

\TES
\NGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 37664

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLS Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     920 Providence Road
          (No. and Street)

     Towson, MD   21286-2977
  (City)   (State)   (Zip Code)

RECEIVED
APR 26 2004
SEC MAIL PROCESSING SECTION WASH. D.C.
181

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Thomas L. Schmidt   410-825-1295
                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Clifton Gunderson LLP
      (Name – if individual, state last, first, middle name)

100 W. Pennsylvania Avenue	Towson	Maryland	21204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Thomas L. Schmidt__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TLS Financial Services, Inc.__, as of __December 31, 2003__, 20__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) ## Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer: TLS FINANCIAL SERVICES, INC.   SEC File Number: 8- 37664
                                                          [0013]   [0014]
Address of Principal Place of   920 PROVIDENCE RD
Business: [0020]
                                                                                  Firm ID: 19625
                               TOWSON   MD   21286-   [0015]
                               [0021] [0022]   2977
                                                    [0023]

For Period Beginning   10/01/2003   And Ending   12/31/2003
                       [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: THOMAS L. SCHMIDT - PRESIDENT   Phone: (410) 825-1295
                              [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____   Phone: _____
                  [0032]   [0033]

Name: _____   Phone: _____
                  [0034]   [0035]

Name: _____   Phone: _____
                  [0036]   [0037]

Name: _____   Phone: _____
                  [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   □ [0042]

ASSETS

Consolidated ◯ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	34,690 [0200]		34,690 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	1,998 [0300]	[0550]	1,998 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		

7. Secured demand notes market value of collateral:

       [0470]   [0640]   0 [0890]

  A. **Exempted securities**

       [0170]

  B. **Other securities**

       [0180]

8. Memberships in exchanges:

  A. **Owned, at market**

       [0190]

  B. **Owned, at cost**   [0650]

  C. **Contributed for use of the company, at market value**   [0660]   0 [0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

       [0480]   [0670]   0 [0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

       [0490]   [0680]   0 [0920]

11. Other assets   [0535]   [0735]   0 [0930]

12. **TOTAL ASSETS**   36,688 [0540]   0 [0740]   36,688 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,001 [1205]	[1385]	1,001 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders		[0970]	
2. Includes equity subordination (15c3-1(d)) of		[0980]	
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders		[0990]	
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

_____ [1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	1,001 [1230]	0 [1450]	1,001 [1760]

Ownership Equity

		Total
21. Sole proprietorship		[1770]
22. Partnership (limited partners _____ [1020])		[1780]
23. Corporations:		
A. Preferred stock		[1791]
B. Common stock		100 [1792]
C. Additional paid-in capital		28,731 [1793]
D. Retained earnings		6,856 [1794]
E. Total		35,687 [1795]
F. Less capital stock in treasury		[1796]
24. TOTAL OWNERSHIP EQUITY		35,687 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		36,688 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003   Period Ending 12/31/2003   Number of months   3
          [3932]   [3933]   [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities
      executed on an exchange   [3935]

   b. Commissions on listed option transactions   [3938]

   c. All other securities commissions   [3939]

   d. Total securities commissions   0
                                                                                           [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange   [3945]

   b. From all other trading   [3949]

   c. Total gain (loss)   0
                                                                                           [3950]

3. Gains or losses on firm securities investment accounts   [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   11,518
                                                                                           [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   [3975]

8. Other revenue   [3995]

9. Total revenue   11,518
                                                                                           [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   18,548
                                                                                           [4120]

11. Other employee compensation and benefits   1,471
                                                                                           [4115]

12. Commissions paid to other broker-dealers   [4140]

13. Interest expense   [4075]

    a. Includes interest on accounts subject to
       subordination agreements   [4070]

14. Regulatory fees and expenses   1,849
                                                                                           [4195]

15. Other expenses   5,821
                                                                                           [4100]

                                                                                           27,689

16. Total expenses [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)
-16,171
[4210]

18. Provision for Federal Income taxes (for parent only) [4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above [4222]

    a.   **After Federal income taxes of** [4238]

20. Extraordinary gains (losses) [4224]

    a.   **After Federal income taxes of** [4239]

21. Cumulative effect of changes in accounting principles [4225]

22. Net income (loss) after Federal income taxes and extraordinary items
-16,171
[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items
2,178
[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

      A. (k)
         (1)–Limited business (mutual funds and/or variable annuities only)   ☑ [4550]

      B. (k)
         (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained   ☐ [4560]

      C. (k)
         (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)   ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- _____ [4335A]	_____ [4335A2]	_____ [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

      D. (k)
         (3)–Exempted by order of the Commission   ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

$$\underline{\hspace{2cm}35,687}$$ [3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

$$\underline{\hspace{2cm}35,687}$$ [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

   0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   0 [3525]

5. Total capital and allowable subordinated liabilities

   $$\underline{\hspace{2cm}35,687}$$ [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**

   0 [3540]

   B. **Secured demand note deficiency**

   [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges**

   [3600]

   D. **Other deductions and/or charges**

   [3610]

   0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   0 [3630]

8. Net capital before haircuts on securities positions

   $$\underline{\hspace{2cm}35,687}$$ [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments**

   [3660]

   B. **Subordinated securities borrowings**

   [3670]

   C. **Trading and investment securities:**

1.	Exempted securities		[3735]
2.	Debt securities		[3733]
3.	Options		[3730]
4.	Other securities		[3734]

D. Undue Concentration   [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
0	0
[3736]	[3740]

         35,687

10. Net Capital   [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	66 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	30,687 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	35,586 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	1,001 [3790]

17. Add:

A. Drafts for immediate credit   [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited   [3810]

C. Other unrecorded amounts (List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	0
[3820]	[3830]

19. Total aggregate indebtedness

             1,001 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

%   3 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

%   0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			51,858 [4240]
	A.	Net income (loss)		-16,171 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			35,687 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Note: No significant differences exist between the above computation of net capital under Rule 15c3.1 and that filed with the corporation's December 31, 2003 Focus Part IIA Report.



TLS Advisory Services, Inc.
Registered Investment Advisor

TLS Financial Services, Inc.
Broker/Dealer

TLS Insurance Services, Inc.
Insurance Agency

April 20, 2004

Ms. Cynthia Q. Villanueva
Supervisor of Examiners
NASD – Philadelphia District Office
1835 Market St. Suite 1900
Philadelphia, PA 19103-2929

Re: NASD CRD 19625
       Audited Financial Statements December 31, 2003

Dear Ms. Villanueva

     Pursuant to your letter dated April 8, 2004, I have talked with William J. McIntyre, Compliance Examiner. He has determined the cause of the deficiency. On page 21 of the Audited Financial Statements, the note which reads, **No significant differences exist between the above computation of net capital under Rule 15c3.1 and that filed with the corporation's December 31, 2003 Focus Part IIA Report** was left off by the accountant firm. That phrase has now been added to page 21 and as per your request, copies have been mailed out to the proper offices.

If there are any additional questions, please call me.

Sincerely,



Thomas L. Schmidt, CCP, CCS, CDP, CFP, CFS, CMFC, CSA, MBA, RFC
President

TLS/rs

cc.   McIntyre, William J.